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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Bancinsurance Corporation
(Name of Issuer)
Common Shares, Without Par Value
(Title of Class of Securities)
05945K-10-2
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 8 Pages

CUSIP No.	05945K-10-2

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Certain members of the Si Sokol family and an Ohio limited partnership whose sole partners are members of the Si Sokol family are filing this Amendment No. 8 to Schedule 13G as a group. The members of the group are Si Sokol, Barbara K. Sokol, John S. Sokol, James K. Sokol, Carla A. Sokol and Falcon Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States (for each individual who is a member of group) Falcon Equity Partners, L.P. is an Ohio limited partnership

	5	SOLE VOTING POWER:

NUMBER OF		2,950,703 (See Item 4 below for number of shares beneficially owned by each member of group)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,950,703 (See Item 4 below for number of shares beneficially owned by each member of group)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,950,703 (See Item 4 below for number of shares beneficially owned by each member of group)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

56.4% (See Item 4 below for percent of class owned by each member of group)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN (for each individual who is a member of group) PN for Falcon Equity Partners, L.P.

Page 2 of 8 Pages

Item 1(a). Name of Issuer.
          Bancinsurance Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices.
          250 East Broad Street, 10th Floor
          Columbus, Ohio 43215
Item 2(a). Name of Person Filing.
          Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain members of the Si Sokol family and an Ohio limited partnership whose sole partners are members of the Si Sokol family are filing this Amendment No. 8 to Schedule 13G as a group.
          The individual members of the group on behalf of whom this Amendment No. 8 to Schedule 13G is being filed consist of:
•	Si Sokol, individually and as the managing general partner and a general partner of Falcon Equity Partners, L.P.

•	Barbara K. Sokol, individually and as a general partner of Falcon Equity Partners, L.P.

•	John S. Sokol, individually, as custodian for his minor children and as a general partner of Falcon Equity Partners, L.P.

•	James K. Sokol, individually

•	Carla A. Sokol, individually

•	Falcon Equity Partners, L.P.
          Barbara K. Sokol is the wife of Si Sokol. John S. Sokol, James K. Sokol and Carla A. Sokol are the children of Si Sokol and Barbara K. Sokol. Each of Si Sokol, Barbara K. Sokol and John S. Sokol has previously filed separate Schedule 13G’s. Because of their family relationship, they have elected, together with James K. Sokol, Carla A. Sokol and Falcon Equity Partners, L.P., to file this Amendment No. 8 to Schedule 13G as a group.
Item 2(b). Address of Principal Business Office or, if None, Residence.
c/o Si Sokol
250 East Broad Street, 10th Floor
Columbus, Ohio 43215

Page 3 of 8 Pages

Item 2(c). Citizenship.
          United States (for each individual who is a member of group)
          Ohio for Falcon Equity Partners, L.P.
Item 2(d). Title of Class of Securities.
          Common Shares, without par value
Item 2(e). CUSIP Number.
          05945K-10-2
Item 3.
          Not Applicable
Item 4. Ownership.
(a)	Amount beneficially owned: 2,950,703 Common Shares as of December 31, 2005 (1)

(b)	Percent of class: 56.4% as of December 31, 2005 (1)

(c)	Number of Common Shares as to which the person has:
(i)	Sole power to vote or to direct the vote:

2,950,703 as of December 31, 2005 (1)

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

2,950,703 as of December 31, 2005 (1)

(iv)	Shared power to dispose or to direct the disposition of:

None

(1)	The following information is provided as of December 31, 2005. Si Sokol owns of record or through a broker 314,476 Common Shares (6.3%) and is also the beneficial owner of 50,000 Common Shares (1.0%) that underlie currently exercisable stock options.
          Barbara K. Sokol owns of record or through a broker 310,992 Common Shares (6.3%).

Page 4 of 8 Pages

          John S. Sokol owns of record or through a broker 165,316 Common Shares (3.2%), and is also the beneficial owner of 210,000 Common Shares (4.1%) that underlie currently exercisable stock options and 19,597 Common Shares (0.4%) that he holds as custodian for his minor children. John S. Sokol may also be deemed the beneficial owner of 2,100 Common Shares (0.04%) that are owned by his wife (as to which he disclaims beneficial ownership).
     James K. Sokol owns of record 64,611 Common Shares (1.3%).
     Carla A. Sokol owns of record 63,611 Common Shares (1.3%).
          1,750,000 of the 2,950,703 Common Shares (35.2%) shown are held of record by Falcon Equity Partners, L.P., an Ohio limited partnership whose sole partners are the members of the Si Sokol family. Si Sokol and Barbara K. Sokol each own a 35.7 percentage interest in Falcon Equity Partners, L.P. and their children, John S. Sokol, James K. Sokol and Carla A. Sokol each own an 9.5 percentage interest in Falcon Equity Partners, L.P. As the sole managing general partner, Si Sokol has sole power to dispose or direct the disposition of the Common Shares held of record by Falcon Equity Partners, L.P. As the general partners, Si Sokol, Barbara K. Sokol and John S. Sokol share the power to vote or direct the vote with respect to the Common Shares held of record by Falcon Equity Partners, L.P.
          Except as provided below with respect to the undersigned members of the group who are partners in Falcon Equity Partners, L.P., each of the undersigned members of the group disclaims beneficial ownership of Common Shares owned by the other undersigned members of the group, and this filing shall not be construed as an admission that any of the undersigned is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Shares owned by another undersigned. With respect to the undersigned members of the group who are partners in Falcon Equity Partners, L.P., each of such undersigned members of the group disclaims beneficial ownership of Common Shares owned by Falcon Equity Partners, L.P., except to the extent of his or her percentage ownership interest therein, and this filing shall not be construed as an admission that any of such undersigned members of the group is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Shares owned by Falcon Equity Partners, L.P., except to the extent of his or her percentage ownership interest therein.
Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          See Note (1) to Item 4.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or
Control Person.
          Not Applicable

Page 5 of 8 Pages

Item 8. Identification and Classification of Members of the Group.
          In lieu of a separate exhibit, please see Item 2(a).
Item 9. Notice of Dissolution of Group.
          Not Applicable
Item 10. Certifications.
          Not Applicable

Page 6 of 8 Pages

Signature
          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*
Dated: February 14, 2006

/s/ Si Sokol
Si Sokol,
individually and as the managing general partner and a general partner of Falcon Equity Partners, L.P.

/s/ Barbara K. Sokol
Barbara K. Sokol,
individually and as a general partner of Falcon Equity Partners, L.P.

/s/ John S. Sokol
John S. Sokol,
individually, as custodian for his minor children and as a general partner of Falcon Equity Partners, L.P.

/s/ James K. Sokol
James K. Sokol,
individually

/s/ Carla A. Sokol
Carla A. Sokol,
Individually

Falcon Equity Partners, L.P.

By:	/s/ Si Sokol

Si Sokol, managing general partner

*	In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 8 to the Schedule 13G filed on January 7, 1998 (as amended by Amendment No. 1 filed on January 18, 1999, Amendment No. 2 filed on January 14, 2000, Amendment No. 3 filed on February 9, 2001, Amendment No. 4 filed on January 31, 2002, Amendment No. 5 filed on February 5, 2003, Amendment No. 6 filed on February 9, 2004 and Amendment 7 filed on February 14, 2005) with the Securities and Exchange Commission on behalf of Si Sokol, is filed pursuant to an agreement among the above-listed parties, which is attached hereto as EXHIBIT A.

Page 7 of 8 Pages

EXHIBIT A
          Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 8 to Schedule 13G (as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7) to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.
Dated: February 14, 2006

/s/ Si Sokol
Si Sokol,
individually and as the managing general partner and a general partner of Falcon Equity Partners, L.P.

/s/ Barbara K. Sokol
Barbara K. Sokol,
individually and as a general partner of Falcon Equity Partners, L.P.

/s/ John S. Sokol
John S. Sokol,
individually, as custodian for his minor children and as a general partner of Falcon Equity Partners, L.P.

/s/ James K. Sokol
James K. Sokol,
individually

/s/ Carla A. Sokol
Carla A. Sokol,
individually

Falcon Equity Partners, L.P.

By:	/s/ Si Sokol

Si Sokol, managing general partner

Page 8 of 8 Pages